Exhibit 99.2

TURQUOISE HILL RESOURCES LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the Annual of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) held May 8, 2018 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Election of Directors – Seven nominees were set forth in the Corporation’s Management Proxy Circular, dated March 28, 2018.

According to votes received, each of the following seven nominees proposed by management was elected as a director of the Corporation until the next annual shareholder meeting, or until such person’s successor is elected or appointed, with the following results:

	For	Withheld	% of Votes Cast For (rounded)
James W. Gill	1,687,414,204	100,962,260	94.35
R. Peter Gillin	1,680,276,497	108,099,967	93.95
Stephen Jones	1,685,626,264	102,750,200	94.25
Ulf Quellmann	1,639,884,899	148,491,565	91.69
Russell C. Robertson	1,684,696,539	103,679,925	94.20
Maryse Saint-Laurent	1,681,684,896	106,691,568	94.03
Jeff Tygesen	1,783,243,953	5,132,511	99.71

Appointment of Auditors – According to votes received by the scrutineer, the Chair declared that the shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	1,855,596,822	2,276,176	99.87

Non-binding Advisory Vote on the Corporation’s Approach to Executive Compensation – According to votes received by the scrutineer, the Chair declared that the shareholders approved the non-binding advisory vote to accept the approach to executive compensation disclosed in the information circular.

	For	Against	% of Votes Cast For (rounded)
Total Votes	1,687,804,471	100,572,195	94.37

Dated at Vancouver, British Columbia this 8th day of May, 2018.

By:	/s/ Dustin S. Isaacs
Dustin S. Isaacs Corporate Secretary